FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on April 29, 2015, regarding its financial results for the First Quarter 2015.

Santiago, Chile, April 29th, 2015, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the first quarter of 2015.

Our Brands

Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poor’s

2015 – 1st Quarter | Earnings Report

‘Solid Core Revenues’

HIGHLIGHTS

•                  Banco de Chile maintained the leading position in net income by posting Ch$117 Bn. in the 1Q15.

•                  On March 26, 2015 BCH’s shareholders approved a dividend distribution of approximately Ch$3.43 per share and the capitalization of Ch$96 Bn.

•                  Global Finance distinguished Banco de Chile as the Best Bank in Chile.

From the Desk of Arturo Tagle (CEO)

‘Undoubtedly, 2014 was an outstanding year in terms of results and profitability. In fact, we benefited from non-recurring effects, such as higher than expected inflation, a steepened yield curve and a positive repricing effect. As I mentioned in our last earnings report, most of these factors will not be present in 2015. Accordingly, our bottom line was Ch$117 Bn. in the 1Q15, which translated into an 18% ROAE. These figures, which are below our track record, were mainly prompted by nil UF variation (inflation) during the quarter. The good news is that –when isolating the inflation effect– a solid and consistent trend in core revenues permitted us to support our top line. This is thanks to the efforts devoted over the last years, which have pursued to diversify our business model. In this line, amid a scenario of tempered growth for 2015, we expect to benefit from commercial strategies deployed in the last years, which should allow us to grow selectively and profitably in certain business segments while recapturing market share in others. Also, we will continue to promote cost control initiatives while being aware of potential changes in the backdrop that could affect credit quality. On the whole, we are moderately optimistic about future developments, in particular since inflation expectations have been revised upwards for the rest of the year.’

Selected Financial Data (1) (in millions of Ch$, except %)	1Q14	1Q15	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	335,946	301,231	(10.3)%
Net Fees and Commissions	66,284	72,101	8.8%
Other operating income	5,723	8,147	42.4%
Total Operating Revenues (2)	407,953	381,479	(6.5)%
Provisions for loan losses	(76,354)	(65,432)	(14.3)%
Operating expenses	(159,980)	(179,018)	11.9%
Net income (3)	150,751	116,715	(22.6)%
Earnings per Share
Net income per share (Ch$)	1.62	1.23	(23.8)%
Book value per share (Ch$)	24.60	26.71	8.6%
Shares Outstanding (Millions)	93,175	94,655	1.6%
Balance Sheet (Millions of Ch$)
Loans to customers	20,965,208	21,882,903	4.4%
Total assets	26,130,050	28,156,552	7.8%
Demand Deposits	6,596,559	7,048,174	6.8%
Equity	2,292,249	2,528,563	10.3%
Profitability Ratios
Return on average assets (ROAA)	2.32%	1.67%	(65	)bp
Return on average equity (ROAE)	24.78%	17.58%	(720	)bp
Net Financial Margin(4)	5.61%	4.74%	(87	)bp
Efficiency ratio	39.22%	46.93%	+771	bp
Credit Quality Ratios
Total Past Due / Total Loans	1.22%	1.35%	+13	bp
Allowances / Total loans	2.43%	2.46%	+3	bp
Allowances / Total Past Due	1.99	x	1.83	x	-0.16	x
Provisions / Avg. Loans	1.45%	1.20%	(25	)bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	12.94%	13.01%	+7	bp
Tier I Ratio (Capital / RWA)	9.94%	10.22%	+28	bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

1st Quarter 2015 | Business Environment:

Chilean Economy

Although the Chilean economy posted a modest rebound in the 1Q15, business and consumer sentiment remains bearish…However, the Central Bank has stated that the monetary stimulus could end by the 2H15, as long as inflation continues to be above the mid-term goal.

•                  In the 1Q15 the Chilean economy continued to show a slow pace, although it has demonstrated a moderate recovery. As a result, market expectations have slightly improved with respect to previous quarters by estimating a GDP expansion of 2.8% for 2015. The good news is that the market seems to have put downward revisions aside, after a sluggish 2014 (GDP expansion of 1.9%).

•                  Diverse factors have contributed to this moderate rebound in actual and estimated growth. Firstly, the Central Bank (CB) implemented a monetary stimulus during 2014, in order to promote economic activity, which has upheld private consumption. In addition, exports have benefited from the sharp depreciation of the Chilean peso, while the Chilean government has undertaken a fiscal stimulus concentrated in public investment. On the other hand, unemployment rate posted a tempered increase in 2014 by reaching an average of 6.4% (5.9% in 2013), while job creation remains modest and the “quality” of jobs has deteriorated.

•                  Expectations seem to be the main threat for economic recovery in 2015. In this regard, despite the moderate rebound observed in the 1Q15, business sentiment and consumer confidence still remain at pessimistic levels.

•                  In spite of the slightly positive expansion posted in the 4Q14, investment recorded a 6.1% YoY reduction in 2014. For this year we expect an uptick of 1.0% to 1.5% YoY in investment. On the other hand, private consumption has continued to grow positively though decelerating. According to the CB, consumption grew 2.5% in 2014. A similar expansion is expected for 2015.

•                  On the other hand, inflation continued to exceed market expectations in the first quarter of 2015. CPI varied 4.6% in 2014 while accumulating a 1.1% YTD variation in the 1Q15. In twelve months, inflation was 4.2% as of March 31, 2015, which continued to be above the mid-term target range of 2.0% - 4.0% defined by CB. Inflation has been influenced by the depreciation of the Ch$ and higher wages (due to adjustments based on past inflation). Amid this scenario, inflation expectations have been revised up by the market, changing the forecast for 2015 from 2.8% in the 4Q14 to a current estimate of 3.4%.

•                  As for monetary policy, the standing facility rate has stayed at 3.00% since the 4Q14, after a significant monetary stimulus carried out since the 2H14. The CB, in line with market polls, expects to reverse this stimulus by the end of 2015 or beginning 2016, as long as inflation smoothes.

KEY ECONOMIC INDICATORS

GDP & Domestic Demand

(12m % change)

Inflation and Monetary Policy Rate

(12m % change and %)

1st Quarter 2015 | Business Environment:

Local Banking Industry (1)(2)

The economic slowdown seems to be impacting the industry’s loan growth. On the other hand, lower than expected inflation and higher OpEx resulted in a sharp YoY decrease in net income of the industry.

•                  The industry’s loan book grew by 4.2% YoY (real terms) in the 1Q15. This expansion confirmed a downward trend in growth observed since the 2H14, which was aligned with the economic slowdown.

•                 Mortgage loans maintained a steady growth rate by expanding 10.3% YoY (real terms) in the 1Q15, above the 10.1% YoY increase recorded in the 1Q14. This expansion has mainly been steered by a strong demand for housing. In turn, this has been supported by a solid upward trend in prices and incentives provided by real estate and construction companies intended to accelerate house purchases before VAT on housing goes effective in 2016.

•                  In contrast, consumer loans only grew 3.4% YoY (real terms) in the 1Q15. This was in line with a sluggish private consumption, particularly prompted by low levels of consumer confidence regarding the outlook of the economy. These factors have translated into lower demand for these credits, despite the low interest rate rates offered by the banking industry, based on a lower cost of funding.

•                  On the other hand, commercial loans grew only 2.0% YoY (real terms) in the 1Q15, well below the 6.1% recorded in the 1Q14. This seems to be related to nothing but expectations, which are reflected by a depressed business sentiment index. On a QoQ basis, the slowdown in commercial loans is even clearer. These kinds of loans grew 0.3% QoQ in the 1Q15 as compared to 0.9% in the 4Q14

•                  As for results, the industry posted a net income of Ch$266 Bn. as of Feb.15, which represented a 28.3% YoY decrease from the Ch$371 bn. posted as of Feb.14. This decline was mainly explained by lower operating revenues, as a result of a 0.3% YTD deflation (measured as UF variation) as of Feb.15, as compared to a 0.9% YTD inflation as of Feb.14. This trend negatively hit the contribution of the UF net asset structural position held by the industry. The decrease in operating revenues went along with a 6.1% YoY increment in operating expenses from Ch$640 Bn. as of Feb.14 to Ch$678 Bn. as of Feb.15. This was mainly the result of personnel expenses growing 5.9% YoY in the 1Q15 and administrative expenses going up by 11.0% over the same period. These effects were partially offset by loan loss provisions decreasing 2.2% YoY.

•                  As a result, the banking industry posted a ROAE of 11.0% as of Feb-15, which is considerably lower than the 17.1% posted a year earlier.

INDUSTRY’S KEY FIGURES

Growth in Total Loans (1)(2)

(% change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1)         Quarterly growth for the 1Q15 considers quarterlised growth based on monthly data for January and February 2015. Also 12-month growth for the 1Q15 considers the period Feb14/Feb15.

(2)         Figures exclude operations of subsidiaries abroad and the one-off effect (estimate) of the consolidation of a retailer’s credit card portfolio into its banking subsidiary, which added approximately Ch$430 billion in consumer loans to the industry’s balance sheet as of December 31, 2013.

1st Quarter 2015 | Earnings Report:

Net Income

Our bottom line was Ch$117 Bn. in the 1Q15. The effect of inflation on revenues and higher operating expenses primarily explained the YoY decrease in our bottom line.

Our net income amounted to Ch$117 Bn. in the 1Q15. This figure was 22.6% and 8.9% below the bottom line we posted in the 1Q14 and the 4Q14, respectively. The annual decrease in net income was primarily explained by the significantly lower inflation observed in the 1Q15 in relation to a year earlier. Thus, the YoY change in net income was mainly explained by:

•                  Lower revenues from our UF net asset exposure, as a result of less inflation in the 1Q15 as compared to the 1Q14.

•                  Higher operating expenses mainly associated with personnel expenses, as a result of the effect of inflation adjustments on salaries, the impact of benefits included in collective bargaining agreements on the recurring cost base and higher severance payments.

•                  A decrease in the contribution of DDA balances, due to lower short-term interest rates in the 1Q15 in relation to a year earlier, given by the expansionary policy deployed by the Central Bank during 2014.

•                  The above factors were partially offset by some positive effects, as follows: (i) lower credit risk expenses, mainly attributable to improved behaviour in the wholesale banking segment, (ii) higher revenues from funding and gapping, given favourable shifts in interest rates, (iii) higher income from loans, produced by stable lending spreads and loan growth in the 1Q15 as compared to 1Q14, and (iv) an annual increase in fees and commissions income, caused by higher income from specialized financial services and a greater customer base.

It is worth noting that we remained the leading bank in terms of net income generation by attaining a 22.7% market share as of Feb-15 (latest available data).

NET INCOME: EVOLUTION AND BRIDGE

(In billions of Ch$, except for %)

The annual decrease in net income, together with a 10.4% increase in average equity, resulted in ROAE scaling down from 24.8% in the 1Q14 to 17.6% in the 1Q15. As we have mentioned in past quarterly reports, each 1% of higher/lower inflation has an effect of approximately 1.5x on our ROAE and, therefore, UF variation mostly explained (approximately 80%) the decline in our ROAE.

1st Quarter 2015 | Earnings Report:

Operating Revenues

Stable core revenues permitted us to support our top line, amid a scenario of nil inflation. In this regard, worth noting is the recovery posted by fee-income, which increased by 8.8% YoY.

Our operating revenues totalled Ch$381.5 Bn. in the 1Q15, which represents a 6.5% YoY decline as compared to the Ch$408.0 Bn. recorded a year earlier. The operating revenues were mostly influenced by non-customer income, in particular by the effect of shifts in inflation and short-term interest rates. Accordingly, the main drivers affecting our revenues in the 1Q15 can be summarized, as follows:

•                  Lower contribution of our net asset exposure to UF. Inflation (measured as UF variation) was 0.0% in the 1Q15, which negatively compares to the 1.3% variation observed in the 1Q14. This gap permits to explain approximately Ch$45 Bn. of lower revenues YoY.

•                  A decrease of roughly Ch$1.5 Bn. in the contribution of non-interest bearing current accounts and demand deposits (DDA), given by the decrease in short-term interest rates. This trend in interest rates has been related to the easing policy undertaken by the Central Bank resulting in an average marginal standing facility rate that decreased from 4.3% in the 1Q14 to 3.0% this year.

•                  Roughly Ch$1.2 Bn. of lower income from sales of AFS securities in the 1Q15 as compared to the 1Q14.

These factors were partially offset by:

•                  Positive impact of Credit Value Adjustment for derivatives of approximately Ch$8.2 Bn., owing to both a lower Ch$ devaluation (against the US$) in the 1Q15 (3.2%) as compared to the 1Q14 (4.5%) and decreased exposure as a result of higher collaterals and guarantees.

•                  Income from loans increasing by approximately Ch$7.6 Bn. YoY. This was the result of both a 3.6% annual expansion in average loans and lending spreads that have remained relatively flat YoY.

•                  An 8.8% (roughly Ch$5.8 Bn.) YoY increment in fees and commissions income. This expansion was mainly attributable to higher fee income from specialized financial services, such as: (i) mutual funds management (+Ch$2.8 Bn. YoY) as a result of a 27.8% YoY increase in the average balance of AUM, (ii) insurance brokerage fees increasing Ch$1.4 Bn. YoY, due to a 21.1% growth in written premiums, and (iii) fees associated with custody services growing Ch$1.2 Bn. YoY.

TOTAL OPERATING REVENUES

	Quarters		YoY Chg.
(in millions of Ch$ and %)	1Q14	1Q15	1Q14/1Q15
Net Interest Income	301,473	263,723	(12.5)%
Net Fees and Commissions	66,284	72,101	8.8%
Net Financial Operating Income	11,895	22,005	85.0%
Foreign Exchange Transactions	22,578	15,503	(31.3)%
Other operating income	5,723	8,147	42.4%
Total Operating Revenues	407,953	381,479	(6.5)%
Net Financial Margin (NFM)	5.61%	4.74%	(87	)bp
Net Interest Margin (NIM)	5.03%	4.15%	(88	)bp

Based on the above, our NIM decreased from 5.03% in the 1Q14 to 4.15% in the 1Q15. As mentioned, an important part of this decrease was related to non-customer income. In particular, lower UF variation and less contribution of our DDAs explained approximately 82% of the 87 bp annual decrease posted by this ratio.

1st Quarter 2015 | Earnings Report:

Loan Loss Provisions & Allowances

A positive quarter for risk expenses, which decreased 14.3% YoY. Better performance of corporations, middle market companies and SMEs allowed us to deal with higher provisions in personal banking, due to both loan growth and delinquency.

The 1Q15 was positive in terms of credit risk. In fact, our loan loss provisions amounted to Ch$65.4 Bn. in the 1Q15, which denotes a 14.3% YoY decrease as compared to the Ch$76.4 Bn. recorded a year earlier. This annual decline was principally caused by:

•                  Lower risk expenses in the wholesale segment and SME banking. Loan loss provisions in these segments jointly decreased by roughly Ch$18.2 Bn. in the 1Q15 as compared to the 1Q14. This decline was steered by positive behaviour of these customers, given our focus on selective growth and maintaining a steady risk-adjusted return for these portfolios. A second-round effect of this strategy has been a downward trend in growth, particularly in the wholesale banking segment, with average loans decreasing by 4.5% YoY. To a lesser extent, the wholesale segment also benefited from a slightly positive FX effect. In fact, the lower Ch$ devaluation in the 1Q15 (3.2%) as compared to the 1Q14 (4.5%), favourably impacted the US$-denominated allowances by roughly Ch$600 million YoY.

•                  A YoY decrease of Ch$1.1 Bn. in loan loss provisions related to our consumer finance division. This has mainly been fostered by contained loan growth, in line with decisions made by the end of 2013. At that point, we foresaw a riskier environment for this segment as long as economic slowdown materialized. This led us to tighten our credit policies, which had a positive effect on credit risk.

The above factors were partly offset by loan loss provisions increasing by approximately Ch$8.2 Bn. YoY in personal banking, particularly in the higher- and middle-income segment. This is consistent with both loan growth (+12.4% YoY expansion in average loans) and stable upward trends observed in delinquency rates for mortgage and consumer loans over the last 12 months.

As a result of the previously mentioned, our LLP ratio posted a significant YoY decrease from 1.45% in the 1Q14 to 1.20% in the 1Q15. This decrease is aligned with normalized levels of risk expenses, given the quality of our loan book and the efficiency of our credit processes.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	% Change
(in millions of Ch$ and %)	1Q14	1Q15	1Q14/1Q15
Initial Allowances	(480,478)	(528,615)	10.0%
Charge-offs	56,327	66,019	17.2%
Sales of Loans	—	271	—
Provisions established, net	(85,034)	(76,669)	(9.8)%
Final Allowances	(509,185)	(538,994)	5.9%
Provisions Established	(85,034)	(76,669)	(9.8)%
Prov. Financial Guarantees	(1,243)	(1,232)	(0.9)%
Recoveries	9,923	12,469	25.7%
Loan Loss Provisions	(76,354)	(65,432)	(14.3)%
Credit Quality Ratios
Allowances / Total loans	2.43%	2.46%	+3	bp
Allowances / Total Past Due	1.99	x	1.83	x	(0.16	)x
Provisions / Avg. Loans	1.45%	1.20%	(25	)bp
Charge-offs / Avg. Loans	1.07%	1.21%	+14	bp
Total Past Due / Total Loans	1.22%	1.35%	+13	bp
Recoveries / Avg. Loans	0.19%	0.23%	+4	bp

As for delinquency, our past-due indicator (past-due loans over total loans) increased from 1.22% in the 1Q14 to 1.35% in the 1Q15. This was mainly due to higher delinquency in mortgage and consumer loans. Nevertheless, we expect this trend to temper over the next quarters, as long as the economic activity rebounds. Also, as mentioned earlier, we have tightened our assessment and credit-granting requirements, particularly in the retail banking segment. Also, we have reinforced our collection, which is reflected by recoveries increasing from 0.19% in the 1Q14 to 0.23% in the 1Q15, as a percentage of average loans.

1st Quarter 2015 | Earnings Report:

Operating Expenses

Expenses grew 12% YoY, primarily due to personnel expenses. This was the result of the effect of inflation on salaries, severance payments and benefits related to the bargaining agreements settled last year.

Our operating expenses amounted to Ch$179.0 Bn. in the 1Q15, which was 11.9% above the Ch$160.0 Bn. recorded a year earlier. The main sources of increment for our cost base have been, as follows:

•                  Personnel expenses increasing 13.7% YoY, from Ch$82.3 Bn. in the 1Q14 to Ch$93.6 Bn. in the 1Q15. This increase had mainly to do with the recognition of past inflation on salaries and more benefits granted to our staff in light of the collective bargaining agreements settled last year. In addition, in the 1Q15 we undertook a restructure in the organization of our branch network in order to redefine the way and improve the means by which we approach our customers and tackle the challenges facing the banking business. This resulted in higher severance payments of approximately Ch$3.2 Bn. in the 1Q15 as compared to the 1Q14.

•                  Administrative expenses that went up by approximately 3.3% YoY, from Ch$66.2 Bn. in the 1Q14 as compared to the Ch$68.4 Bn. in the 1Q15. This increase was principally attributed to: (i) a YoY increase of approximately Ch$2.1 Bn. in IT expenses, which was mainly associated with internal developments intended to enhance our IT platforms and reinforce operating efficiency, and (ii) an annual increase of approximately Ch$1.2 Bn. in expenses related to our branch network and buildings, particularly rentals and maintenance expenses, most of them indexed to past inflation.

•                  Other operating expenses that increased by approximately Ch$4.9 Bn. YoY. This increment was primarily associated with higher non-credit related contingency allowances established during the 1Q15.

TOTAL OPERATING EXPENSES

	Quarters		% Change
(in millions of Ch$ and %)	1Q14	1Q15	1Q14/1Q15
Personnel expenses	(82,276)	(93,557)	13.7%
Administrative expenses	(66,231)	(68,389)	3.3%
Depreciation and Amort.	(6,505)	(7,386)	13.5%
Impairments	(203)	—	—
Other Oper. Expenses	(4,765)	(9,686)	103.3%
Total Oper. Expenses	(159,980)	(179,018)	11.9%
Additional Information
Op. Exp. / Op. Rev.	39.22%	46.93%	+771	bp
Op. Exp. / Avg. Assets	2.46%	2.56%	+10	bp
Headcount (#)	14,647	14,686	+39
Branches (#)	432	423	(9)

The annual increase in our cost base went along with an annual decrease of 6.5% in operating revenues. Accordingly, our cost-to-income increased from 39.2% in the 1Q14 to 46.9% in the 1Q15. Like in the previous quarters, the cost-to-income ratio is highly influenced by inflation in the YoY comparison. Actually, if our operating revenues are adjusted by the YoY gap in operating revenues, given the difference in inflation, we would have reached an indicator of approximately 42.0%. Also, if we assume a scenario of normalized inflation (3.0% per year) the cost-to income ratio would have approximately been 43.5%. Given the effect of inflation on our operating revenues, the relationship between OpEx and average assets could be deemed as a fairer indicator of efficiency. In the 1Q14 our cost-to-assets ratio was 2.46%, which was only 10 bp below the ratio of 2.56% that we posted in the 1Q15, in spite of the annual increase in OpEx.

1st Quarter 2015 | Earnings Report:

Loan Portfolio

Loan growth remained tempered in the 1Q15 (4.4% YoY). Mortgages loans maintained a solid trend (12% YoY). Growth in commercial and —to a lesser extent —consumer loans exhibits the effects of the economic slowdown.

Our loan book totalled Ch$21,883 Bn. as of March 31, 2015, which edged out by 4.4% the figure posted a year earlier. This loan growth upheld an 18.0%* market share as of Feb.15 (latest available data), which represented a 97 bp. YoY decrease. The low growth rate was partly influenced by a high basis for comparison, given by short-term commercial loans of roughly Ch$320 Bn., granted in the 4Q13 and due to expire in the 2Q14. By isolating this factor, our growth would have been 6.0% YoY. On a QoQ basis, our loan expansion seems to be reflecting the findings unveiled by the Central Bank in the quarterly credit survey. This study concluded that the offer for credits eased over the last three months (except for SMEs) while reporting a sluggish demand across all segments. Our strategy seeks to grow profitably and, accordingly, we prioritize the bottom line rather than market share. However, we are enhancing our strategies while modifying our structure and the means by which we approach the customer, particularly in the corporate segment, in order to keep on leading the market.

LOAN PORTFOLIO: BREAKDOWN / GROWTH / MARKET SHARE

(In Billions of Ch$ and %)

On the whole, our loan growth relied on:

•                  Residential mortgage loans that, similarly to the 4Q14, maintained the highest growth among lending families by reaching a 12.0% YoY expansion. Unlike other lending products, the demand for mortgage loans has decoupled from the economic backdrop and remained strong due to steady upward trend in housing prices and concern about the implementation of VAT on properties since 2016. Bottom line, as of Mar.15 we had mortgage loans of Ch$5,524 Bn. and a market share of 17.0%* as of Feb.15.

•                  Consumer loans expanding by 7.7% YoY steered by credit card loans growing by 10.7% YoY and —to a lesser extent—installment loans expanding by 5.7% YoY. The slowdown in consumer loans is well aligned with the conclusions of the Central Bank’s credit survey. Although the supply for these kinds of loans has fairly eased, the demand has progressively weakened, as long as consumer expectations deteriorate. All in all, as of Mar.15, we had consumer loans of Ch$3,373 Bn., which supported a market share of 20.8%* as of Feb.15.

•                  Commercial loans that remained almost flat by growing 0.6% YoY. During March, as unveiled by the Central Bank, most of the banks reported a less restrictive supply for commercial loans (except for SMEs). However, the demand remains feeble, particularly from corporations and middle market companies. Hence, our growth seems to be consistent with the overall trend, but also influenced by high basis for comparison, as a result of short-term financing of nearly Ch$320 Bn. that we rendered in the 4Q13, expiring in the 2Q14. By excluding this effect, our commercial loans would have grown by 3.2% YoY. It is worth noting that, particularly in this market, we have been focused on optimizing the risk return relationship and, therefore, loan growth has become a result rather than a goal. On the whole, as of Mar.15 we had commercial loans of Ch$12,986 Bn. and a market stake of 17.8%* (Feb.15).

1st Quarter 2015 | Earnings Report:

Funding Structure

Our funding keeps on improving. Core deposits remain steady, based on DDA balances held by individuals that grew by 15% YoY.

Our funding structure continued improving in the 1Q15. Although we have slowed the pace in international long-term debt placements, we have continued utilizing the U.S. Commercial Paper program while taking advantage of windows of opportunity in the local debt market. Thus, during the 1Q15 we issued commercial paper by approximately Ch$332 Bn. and local long-term bonds by approximately Ch$149 Bn. Accordingly, we continue to diversify our funding by seeking the best business opportunities worldwide and for diverse maturities.

Also, amid a scenario of low interest rates, we have been able to significantly increase our balances of current accounts and demand deposits by approximately 6.8% YoY. More importantly, current account balances held by individuals —a more stable source of funding— posted an increase of 15.3% YoY. All of these achievements have permitted us to remain the leader in the banking industry in both products by holding market shares of 22.9% for total current accounts and demand deposits and 28.5% for current accounts held by individuals, both as of Feb.15 (latest available information). Also, it is important to mention that as of the same date Ch$1 out of Ch$4 of our balance sheet were funded with current accounts and demand deposits. This is the highest ratio within the local banking industry.

In addition, core deposits continued to be a stable source of funding by representing a 26.0% of our total liability structure. In order to achieve this figure, core deposits balances increased by 7.1% YoY as compared to a 4.0% posted by wholesale deposits. As a result, as of March 31, 2015 core deposits represented 43.6% of our total deposits (DDA and TD), which represents an advance of 2.4% percentage points as compared to a year earlier. We believe core deposits represent a significant source of funding and competitive advantage for us, which we have combined with a well-thought funding diversification strategy that has permitted to reduce our exposure to less stable sources like wholesale deposits and borrowings from financial institutions.

FUNDING: BREAKDOWN / EVOLUTION

(In percentage, billions of Ch$ and times)

Based on the above, our funding has continued improving while evolving in line with the growth posted by our balance sheet. In this regard, our ratio of interest earning assets over interest bearing liabilities increased from 1.53x in the 1Q14 to 1.58x in the 1Q15. This is principally the consequence of a more convenient funding, given by lower short-term interest rates and decreased inflation.

1st Quarter 2015 | Earnings Report:

Capital Adequacy & Other Topics

Our equity bolstered in the 1Q15, as a result of earnings retention, including inflation effect on equity and 30% of net distributable earnings. Accordingly, our capital adequacy indicators improved YoY.

Our equity amounted to Ch$2,529 Bn. as of March 31, 2015. This represented a significant 10.3% YoY increase as compared to the Ch$2,292 Bn. posted a year earlier. The annual increase of our capital base was mainly the result of the application of the three pillars defined in our capital policy, which are intended to bolster our capital adequacy. Thus, the annual increase of Ch$236 Bn. principally relied on:

•                  Approximately Ch$127 Bn. associated with the retention the recognition of the effect of inflation on our shareholders’ equity. This is intended to hedge the real value of our equity against inflation, which was 4.6% in 2014 (measured as CPI variation).

•                  Roughly Ch$96 Bn. related to the retention of 30% of our net distributable earnings for the year ended December 31, 2014. On March 26, 2015 our shareholders’ meeting agreed to distribute 70% (once deducted the payment to the Central Bank, equivalent to 100% of SAOS’ stake in our economic rights plus the rights of SM-Chile/A shares) of our net distributable earnings as dividends.

•                  Nearly Ch$44 Bn. of higher other comprehensive income (OCI). This variance was primarily the result of positive fair value adjustments of derivatives held for cash flow hedging purposes by approximately Ch$36 Bn. in the 1Q15 as compared to the 1Q14. Also, but to a lesser extent, this increase in OCI was the result of higher accumulated mark-to-market of AFS securities, which is well aligned with the trend followed by interest rates.

•                  The above factors were partially offset by lower accumulated earnings (net of provisions for minimum dividends) of approximately Ch$31 Bn. in the 1Q15 as compared to the 1Q14.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Mar-14	Mar-15	YoY Chg.
Capital & Reserves
Capital	1,944.9	2,041.2	4.9%
Reserves	263.5	390.6	48.2%
Other accounts	1.5	45.7	2881.4%
Earnings
Retained Earnings	16.4	16.1	(1.9)%
Income for the Period	150.8	116.7	(22.6)%
Provisions for Min. Dividends	(84.9)	(81.7)	(3.7)%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,292.2	2,528.6	10.3%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

Based on the above and also given the growth posted by our loan book, our capital adequacy indicators bolstered in the 1Q15 as compared to a year earlier. The main improvements are associated with our ratios of Tier I both over assets and RWA, which improved by 22 bp. and 28 bp., respectively. On the other hand, our BIS ratio increased by only 7 bp. YoY. These dissimilar increments have to do with a capital policy that is focused on reinforcing tangible equity while optimizing the use of quasi-capital instruments, which become increasingly worthless under Basel III capital guidelines.

1st Quarter 2015 | Business Segments:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of March 31, 2014	As of March 31, 2015

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		% Change
Business Segment	1Q14	1Q15	1Q15/1Q14
Retail Banking	76,970	54,340	(29.4)%
Wholesale Banking	71,583	52,504	(26.7)%
Treasury	12,156	20,834	71.4%
Subsidiaries	11,117	10,042	(9.7)%
Income before income tax	171,826	137,720	(19.8)%

CUSTOMER BASE BY SEGMENT

(In number of Customers)

1st Quarter 2015 | Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarter						Year Ended
	1Q14	4Q14	1Q15	1Q15	% Change		Mar-14	Mar-15	Mar-15	% Change
	MCh$	MCh$	MCh$	MUS$	1Q15/1Q14	1Q15/4Q14	MCh$	MCh$	MUS$	Mar-15/Mar-14
Interest revenue and expense
Interest revenue	507,366	553,308	365,618	584.8	(27.9)%	(33.9)%	507,366	365,618	584.8	(27.9)%
Interest expense	(205,893)	(211,109)	(101,895)	(163.0)	(50.5)%	(51.7)%	(205,893)	(101,895)	(163.0)	(50.5)%
Net interest income	301,473	342,199	263,723	421.8	(12.5)%	(22.9)%	301,473	263,723	421.8	(12.5)%
Fees and commissions
Income from fees and commissions	95,403	101,299	102,372	163.7	7.3%	1.1%	95,403	102,372	163.7	7.3%
Expenses from fees and commissions	(29,119)	(29,601)	(30,271)	(48.4)	4.0%	2.3%	(29,119)	(30,271)	(48.4)	4.0%
Net fees and commissions income	66,284	71,698	72,101	115.3	8.8%	0.6%	66,284	72,101	115.3	8.8%
Net Financial Operating Income	11,895	5,908	22,005	35.2	85.0%	272.5%	11,895	22,005	35.2	85.0%
Foreign exchange transactions, net	22,578	8,664	15,503	24.8	(31.3)%	78.9%	22,578	15,503	24.8	(31.3)%
Other operating income	5,723	11,984	8,147	13.0	42.4%	(32.0)%	5,723	8,147	13.0	42.4%
Total Operating Revenues	407,953	440,453	381,479	610.1	(6.5)%	(13.4)%	407,953	381,479	610.1	(6.5)%
Provisions for loan losses	(76,354)	(73,631)	(65,432)	(104.6)	(14.3)%	(11.1)%	(76,354)	(65,432)	(104.6)	(14.3)%
Operating revenues, net of provisions for loan losses	331,599	366,822	316,047	505.5	(4.7)%	(13.8)%	331,599	316,047	505.5	(4.7)%
Operating expenses
Personnel expenses	(82,276)	(128,993)	(93,557)	(149.6)	13.7%	(27.5)%	(82,276)	(93,557)	(149.6)	13.7%
Administrative expenses	(66,231)	(68,134)	(68,389)	(109.4)	3.3%	0.4%	(66,231)	(68,389)	(109.4)	3.3%
Depreciation and amortization	(6,505)	(9,604)	(7,386)	(11.8)	13.5%	(23.1)%	(6,505)	(7,386)	(11.8)	13.5%
Impairments	(203)	(314)	—	—	—	—	(203)	—	—	—
Other operating expenses	(4,765)	(9,798)	(9,686)	(15.5)	103.3%	(1.1)%	(4,765)	(9,686)	(15.5)	103.3%
Total operating expenses	(159,980)	(216,843)	(179,018)	(286.3)	11.9%	(17.4)%	(159,980)	(179,018)	(286.3)	11.9%
Net operating income	171,619	149,979	137,029	219.2	(20.2)%	(8.6)%	171,619	137,029	219.2	(20.2)%
Income attributable to affiliates	207	934	691	1.1	233.8%	(26.0)%	207	691	1.1	233.8%
Income before income tax	171,826	150,913	137,720	220.3	(19.8)%	(8.7)%	171,826	137,720	220.3	(19.8)%
Income tax	(21,075)	(22,780)	(21,005)	(33.6)	(0.3)%	(7.8)%	(21,075)	(21,005)	(33.6)	(0.3)%
Net Income for the period	150,751	128,133	116,715	186.7	(22.6)%	(8.9)%	150,751	116,715	186.7	(22.6)%
Non-Controlling interest	1	—	—	—	—	—	1	—	—	—
Net Income attributable to bank’s owners	150,750	128,133	116,715	186.7	(22.6)%	(8.9)%	150,750	116,715	186.7	(22.6)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$625.29 for US$1.00 as of March 31, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

1st Quarter 2015 | Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Mar-14	Dec-14	Mar-15	Mar-15	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Mar-15/Mar-14	Mar-15/Dec-14
Cash and due from banks	794,834	915,133	836,428	1,337.7	5.2%	(8.6)%
Transactions in the course of collection	404,457	400,081	558,183	892.7	38.0%	39.5%
Financial Assets held-for-trading	489,216	548,471	513,743	821.6	5.0%	(6.3)%
Receivables from repurchase agreements and security borrowings	37,863	27,661	30,992	49.6	(18.1)%	12.0%
Derivate instruments	516,919	832,193	959,203	1,534.0	85.6%	15.3%
Loans and advances to Banks	1,557,200	1,155,365	1,471,506	2,353.3	(5.5)%	27.4%
Loans to customers, net
Commercial loans	12,903,692	13,108,236	12,985,453	20,767.1	0.6%	(0.9)%
Residential mortgage loans	4,930,250	5,418,623	5,524,331	8,834.8	12.0%	2.0%
Consumer loans	3,131,266	3,349,789	3,373,119	5,394.5	7.7%	0.7%
Loans to customers	20,965,208	21,876,648	21,882,903	34,996.4	4.4%	0.0%
Allowances for loan losses	(509,185)	(528,615)	(538,994)	(862.0)	5.9%	2.0%
Total loans to customers, net	20,456,023	21,348,033	21,343,909	34,134.4	4.3%	(0.0)%
Financial Assets Available-for-Sale	1,156,370	1,600,189	1,566,813	2,505.7	35.5%	(2.1)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	16,811	25,312	25,917	41.4	54.2%	2.4%
Intangible assets	28,400	26,593	26,815	42.9	(5.6)%	0.8%
Property and Equipment	197,727	205,403	204,941	327.8	3.6%	(0.2)%
Current tax assets	2,809	3,468	3,931	6.3	39.9%	13.4%
Deferred tax assets	149,961	202,869	199,808	319.5	33.2%	(1.5)%
Other assets	321,460	355,057	414,363	662.7	28.9%	16.7%
Total Assets	26,130,050	27,645,828	28,156,552	45,029.6	7.8%	1.8%

	Mar-14	Dec-14	Mar-15	Mar-15	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Mar-15/Mar-14	Mar-15/Dec-14
Liabilities
Current accounts and other demand deposits	6,596,559	6,934,373	7,048,174	11,271.8	6.8%	1.6%
Transactions in the course of payment	212,751	96,945	308,261	493.0	44.9%	218.0%
Payables from repurchase agreements and security lending	370,735	249,482	249,784	399.5	(32.6)%	0.1%
Saving accounts and time deposits	9,973,468	9,721,246	9,736,875	15,571.8	(2.4)%	0.2%
Derivate instruments	570,886	859,752	980,639	1,568.3	71.8%	14.1%
Borrowings from financial institutions	593,258	1,098,716	1,193,195	1,908.2	101.1%	8.6%
Debt issued	4,746,683	5,057,956	5,305,301	8,484.5	11.8%	4.9%
Other financial obligations	198,014	186,573	165,620	264.9	(16.4)%	(11.2)%
Current tax liabilities	4,932	22,498	18,728	30.0	279.7%	(16.8)%
Deferred tax liabilities	38,701	35,029	37,686	60.3	(2.6)%	7.6%
Provisions	296,808	601,714	329,229	526.5	10.9%	(45.3)%
Other liabilities	235,006	246,388	254,497	407.0	8.3%	3.3%
Total liabilities	23,837,801	25,110,672	25,627,989	40,985.8	7.5%	2.1%
Equity of the Bank’s owners
Capital	1,944,920	1,944,920	2,041,173	3,264.4	4.9%	4.9%
Reserves	263,549	263,258	390,640	624.7	48.2%	48.4%
Other comprehensive income	1,532	44,105	45,675	73.0	2,881.4%	3.6%
Retained earnings from previous periods	16,379	16,379	16,060	25.7	(1.9)%	(1.9)%
Income for the period	150,750	591,080	116,715	186.7	(22.6)%	(80.3)%
Provisions for minimum dividends	(84,883)	(324,588)	(81,701)	(130.7)	(3.7)%	(74.8)%
Non-Controlling Interest	2	2	1	—	(50.0)%	(50.0)%
Total equity	2,292,249	2,535,156	2,528,563	4,043.8	10.3%	(0.3)%
Total Liabilities & Equity	26,130,050	27,645,828	28,156,552	45,029.6	7.8%	1.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$625.29 for US$1.00 as of March 31, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

1st Quarter 2015 | Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	1Q14	4Q14	1Q15	Mar-14	Dec-14	Mar-15
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.62	1.35	1.23	1.62	6.24	1.23
Net income per ADS (Ch$)	970.75	812.21	739.83	970.75	3,746.73	739.83
Net income per ADS (US$)	1.77	1.34	1.18	1.77	6.18	1.18
Book value per Share (Ch$)	24.60	26.78	26.71	24.60	26.78	26.71
Shares outstanding (Millions)	93,175	94,655	94,655	93,175	94,655	94,655
Profitability Ratios (3)(4)
Net Interest Margin	5.03%	5.46%	4.15%	5.03%	5.15%	4.15%
Net Financial Margin	5.61%	5.70%	4.74%	5.61%	5.56%	4.74%
Fees & Comm. / Avg. Interest Earnings Assets	1.11%	1.14%	1.14%	1.11%	1.13%	1.14%
Operating Revs. / Avg. Interest Earnings Assets	6.81%	7.03%	6.01%	6.81%	6.81%	6.01%
Return on Average Total Assets	2.32%	1.86%	1.67%	2.32%	2.25%	1.67%
Return on Average Equity	24.78%	20.58%	17.58%	24.78%	24.43%	17.58%
Capital Ratios
Equity / Total Assets	8.77%	9.17%	8.98%	8.77%	9.17%	8.98%
Tier I (Basic Capital) / Total Assets	7.49%	7.89%	7.71%	7.49%	7.89%	7.71%
Tier I (Basic Capital) / Risk-Wighted Assets	9.94%	10.39%	10.22%	9.94%	10.39%	10.22%
Total Capital / Risk- Weighted Assets	12.94%	13.32%	13.01%	12.94%	13.32%	13.01%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.22%	1.25%	1.35%	1.22%	1.25%	1.35%
Allowance for Loan Losses / Total Past Due	198.51%	193.64%	183.01%	198.51%	193.64%	183.01%
Impaired Loans / Total Loans to Customers	3.56%	3.29%	3.80%	3.56%	3.29%	3.80%
Loan Loss Allowances / Impaired Loans	68.23%	73.35%	64.74%	68.23%	73.35%	64.74%
Loan Loss Allowances / Total Loans to Customers	2.43%	2.42%	2.46%	2.43%	2.42%	2.46%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.45%	1.36%	1.20%	1.45%	1.34%	1.20%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	39.22%	49.23%	46.93%	39.22%	43.41%	46.93%
Operating Expenses / Average Total Assets (3) (4)	2.46%	3.16%	2.56%	2.46%	2.72%	2.56%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	23,954,631	25,058,497	25,401,110	23,954,631	24,173,342	25,401,110
Avg. Assets (million Ch$)	25,999,514	27,489,491	27,994,848	25,999,514	26,282,351	27,994,848
Avg. Equity (million Ch$)	2,433,726	2,490,766	2,656,195	2,433,726	2,419,012	2,656,195
Avg. Loans to customers (million Ch$)	20,999,811	21,650,698	21,759,270	20,999,811	21,163,441	21,759,270
Avg. Interest Bearing Liabilities (million Ch$)	15,644,617	15,906,917	16,028,832	15,644,617	15,590,880	16,028,832
Risk-Weighted Assets (Million Ch$)	23,055,454	24,399,252	24,744,959	23,055,454	24,399,252	24,744,959
Additional Data
Exchange rate (Ch$/US$)	549.47	606.09	625.29	549.47	606.09	625.29
Employees (#)	14,647	14,803	14,686	14,647	14,803	14,686
Branches (#)	432	429	423	432	429	423

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$625.29 for US$1.00 as of March 31, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

1st Quarter 2015 | Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Research Research Department | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO